Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

March 31, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Frank Wyman

Re:	Tianyin Pharmaceutical Co., Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 24, 2009
File No. 001-34189

Dear Mr. Wyman:

This letter is provided in response to your letter dated March 5, 2010, regarding the above-referenced Form 10-K for our client, Tianyin Pharmaceutical Co., Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Tianyin Pharmaceutical Co., Inc. and not our law firm.

Item 1. Description of Business
Intellectual Property, page 12

1.
Please provide proposed disclosure to be included in your next Form 10-K that describes the expiration date of your design patent for Ginkgo Mihuan Oral Liquid. Also, please tell us if any of your other products are covered by patent protection. If other products are patent protected, please provide proposed disclosure relating to all material patents, including which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. In the alternative, please tell us why those patents are not material.

Response: Pursuant to your comment, we revised our disclosure to state that Ginkgo Mihuan Oral Liquid is subject to patent protection of 20 years, starting from April 30, 2006 and expiring on April 30, 2026. In addition, we clarified that as of June 30, 2009, we had 47 products protected by the SFDA. Since this is applicable to the 10K for the  year ended June 30, 2009, we shall include all of the revised disclosure in the amendment, as well as our next 10-K.  The revised disclosure of the Intellectual Property will be as follows:

“INTELLECTUAL PROPERTY

We rely primarily on a combination of patent, trademark trade secrets and administrative protections, as well as employee and third-party confidentiality agreements to safeguard our intellectual property. Currently, we have a design patent granted and a formulation patent pending for only one of our products: Ginkgo Mihuan Oral Liquid. The patent No. is 20061007800225 with a protection period of 20 years starting from April 30, 2006 and expiring on April 30, 2026.  Although our other products are not subject to patent protection, they are GMP(Good Manufacturing Practice) certified and received approval from the SFDA (State Food and Drug Administration), which is valid for a term of 5 years and renewable at the expiration thereof.  Therefore, it is possible that  we could maintain the approval indefinitely. The new SFDA product filing and registration policy provides, so long as no other company within our immediate pharmaceutical industry produces a product superior to ours in terms of current advances and major product breakthroughs,  protection to formulas and production techniques of approved products, and prohibits producing and selling similar products without the SFDA’s approval. The type of major breakthroughs that the SFDA considers in determining whether another product, similar to one already approved can be produced would be significant improvements to existing products  in the following areas: synthesis, extraction methods, physical and chemical nature and purity, dosage, prescription screening, preparation technology, testing methods, quality indicators, stability, pharmacology, toxicology, processing methods, active ingredients, route of administration, etc. As a result of this policy, the government encourages innovation in TCM research and development.  Other pharmaceutical companies cannot produce products similar to ours without the SFDA’s approval, unless they have achieved such major breakthroughs and received approval from the SFDA. As of June 30, 2009, we had 47 products protected by the SFDA, including Ginkgo Mihuan Oral Liquid which is also protected by patent. And as of March 30, 2010, we had 3 drug candidates under the SFDA’s review. Additionally, we have 6 trademarks granted and 16 trademarks pending.”

Item 7. Management’s Discussion and Analysis or Plan of Operation, page 36

2.
Your disclosure of critical accounting estimates should provide investors with an understanding of the uncertainties in applying critical accounting estimates and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements, particularly as reflected in your revenue recognition, cost of goods sold, accounts receivable and inventory accounting processes. Your existing disclosure does not appear to provide this information. Please revise accordingly. Refer to the Commission’s Interpretative MD&A Guidance Release No. 33-8350 dated December 29, 2003.

Response: Pursuant to your comment, management adopted MD&A Guidance Release No. 33-8350 to provide investors with an understanding of the uncertainties in applying critical accounting estimates and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on our financial statements, particularly as reflected in our accounts receivable and inventory accounting processes. According to MD&A Guidance Release No. 33-8350, a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company's critical accounting measurements and the company should consider whether it has made accounting estimates or assumptions where the impact of the estimates and assumptions on financial condition or operating performance is material. As such, we went through our accrual checklist, including accruals for bad debt provision, excess and/or obsolete inventory, lower of cost or market (LCM), interest expense, unpaid wages, travel expenses, unbilled sales, commissions, income tax and other taxes and determined to revise the disclosure of our accounting estimate for Accounts Receivable and Bad Debt Reserve, Inventory , Revenue Recognition and Cost of Goods Sold as follows:

“Accounts Receivable and Bad Debt Reserve

Accounts receivable are stated at the amount management expects to collect from balances outstanding at the end of the period. Sales of goods are subject to revenue recognition condition.  Even if we have not received the payment, they should be recognized as revenue and increase accounts receivable accordingly. Based on its assessment of the credit history with customers having outstanding balances and our current relationship with such customers, management decides whether any realization of losses on balances outstanding at the end of the period will be deemed uncollectible based on the age of the receivables. As such, we reserve 1% of accounts receivable balances that have been outstanding less than one year, 50% of accounts receivable balances that have been outstanding between one year and two years, and 100% of receivable balances that have been outstanding for more than two years. The allowance for doubtful accounts at June 30, 2009 and 2008 was $171,947 and $90,064, respectively.

Accounts receivable was approximately US$5.6 million for the fiscal year ended June 30, 2009 as compared to approximately US$4.5 million for the fiscal year ended June 30, 2008, an increase of approximately US$1.2 million or 26%. Compared to the growth rate of 28% in revenue, this relatively low growth rate is mainly attributable to our tight credit controls.  We only grant credit to customers with proven sales records and all credit sales must be approved by the CEO and the Vice President of Accounting.  Moreover, we conduct a credit review at least annually for each of our customers that we grant credit.  In addition, we have an internal policy that requires finance staff and sales personnel to closely monitor the collection and credit status of each client with credit.  If the credit sales exceed the credit granted to a customer, or the account receivable is over 60 days, we will suspend all sales to that customer until we receive their payments and their account is brought current. Customers without any sales history must pay prior to the shipment of goods.

Inventory

We recognize inventory when the realization of the economic benefits is probable and the cost of inventories can be reliably determined. Ending inventory is stated at the lower of cost or market at the balance sheet date. Subsequent measurement of inventory uses the "lower of cost and net realizable value" accounting principle which is related to the historical cost and net realizable value on accounting measurement basis. Inventory is determined using the weighted-average cost method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. Management continually evaluates the recoverability based on assumptions about customer demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. The inventory reserve at June 30, 2009 and 2008 was $138,259 and $-0-, respectively.  The inventory reserve was for obsolete raw material with carrying value less than the net realizable value.

Two major factors account for our low level of inventory relative to our growth in production. Firstly, we have optimized our product portfolio to contain more products with higher gross margin.  As a result, the increase in inventory is lower than the increase in revenue.  Secondly, after adopting lean production processes, we have increased our product turnover by shortening the business cycle between accepting orders and delivering products.

Revenue Recognition

We recognize revenue of product sales and the cost related when title has been transferred, the risks and rewards of ownership have been transferred to the customer, both the cost and the revenue are determinable, and the collection of the related receivable is probable, which is generally at the time of shipment. The shipment term for most of our customer sales is “Cost plus Freight” (“C&F”).  Our contracted logistic companies pick up the goods from our warehouse and deliver them to the warehouses designated by our customers.  We grant credit to customers with proven sales records. Sales to customers without sales records require advance payment prior to shipment of goods.  Our CEO and Accounting Vice President must pre-approve all credit sales. We conduct a credit review, on at least an annual basis, for each of our customers that we grant credit.  In addition, we call on our finance staff and sales personnel to closely monitor the credit recovery and credit status of each client with credit. Our internal controls require that we identify any obsolete and/or excess inventory, and estimate accruals based on the principle of lower of costs and market value (“LCM”). Although we have adopted the principle of lean production, such accruals are generally not significant. Currently we do not have any sales on consignment and we do not use consignment sales as our sales method.  After products arrive at customers’ warehouses, both the risk and ownership of the products are transferred to customers. Since all of our products received GMP certification and we maintain high quality standards, returns of products are basically negligible. Finally, although the pharmaceutical is highly competitive, we believe that the GMP certification and  high quality of our products, coupled with the new SFDA product filing and registration policy, which provides, so long as no other company within our immediate pharmaceutical industry produces a product superior to ours in terms of current advances and product breakthroughs, protection to formulas and production techniques of our approved products, prohibits producing and selling similar products without the SFDA’s approval, and thus other companies are prevented from producing and distributing new products that would compete directly with ours.  As a result of the aforementioned, the bad debt provision, obsolete stock provision and impairment of intangible assets for the year ended June 30, 2009 was US$ 73,539, US$ 138,259 and US$ 431,344 respectively.

Cost of Goods Sold

Based on the matching principle, we recognize cost of goods sold at the same time when the related revenue has been recognized. We adopt the “weighted average method” to determine the cost of goods sold, using the average unit cost weighted by the number of units acquired at the various units cost times the sales volume during the accounting period. If the sales revenue or inventory accounting estimates change because of the changes in accounting principles on which these estimates relied or we obtain new information, and accumulate more experience, in such cases, we may revise our accounting estimates based on the new circumstances. We utilize prospective method to account for changes in accounting estimates. As a result, changes in accounting estimates only affect the current period; the impact will be recognized only for the current period.  Any changes that affect both current and future periods, should be recognized for both the current and future periods.”

3.	Please provide critical accounting policy disclosure for product sales recognition and related dilution estimates as follows:

•	Disclose the shipment terms for customer sales.
•	Disclose the payment terms for customer sales.
•
Disclose the factors that you consider in estimating each accrual, such as how you assess returns of new products, levels of inventory in your distribution channels, estimated shelf life, price changes from competitors and expected introductions of new products.

Provide us the amount of each allowance reducing sales for the year ended June 30, 2009.

Response: Pursuant to your comment, we revised our disclosure to provide critical accounting policy disclosure for product sales recognition and related dilution estimates, including shipment terms for customer sales, payment terms for customer sales, factors that we consider in estimating levels of inventory in our distribution channels. We also stated in our disclosure that since all of our products received GMP certification and we maintain high quality standards, returns of products are basically negligible. In addition, we revised our disclosure to include the amount of each allowance reducing sales for the year ended June 30, 2009. As such, the revised Revenue Recognition section will be as follows:

“Revenue Recognition

We recognize revenue of product sales and the cost related when title has been transferred, the risks and rewards of ownership have been transferred to the customer, both the cost and the revenue are determinable, and the collection of the related receivable is probable, which is generally at the time of shipment. The shipment term for most of our customer sales is “Cost plus Freight” (“C&F”).  Our contracted logistic companies pick up the goods from our warehouse and deliver them to the warehouses designated by our customers.  We grant credit to customers with proven sales records. Sales to customers without sales records require advance payment prior to shipment of goods.  Our CEO and Accounting Vice President must pre-approve all credit sales. We conduct a credit review, on at least an annual basis, for each of our customers that we grant credit.  In addition, we call on our finance staff and sales personnel to closely monitor the credit recovery and credit status of each client with credit. Our internal controls require that we identify any obsolete and/or excess inventory, and estimate accruals based on the principle of lower of costs and market value (“LCM”). Although we have adopted the principle of lean production, such accruals are generally not significant. Currently we do not have any sales on consignment and we do not use consignment sales as our sales method.  After products arrive at customers’ warehouses, both the risk and ownership of the products are transferred to customers. Since all of our products received GMP certification and we maintain high quality standards, returns of products are basically negligible. Finally, although the pharmaceutical is highly competitive, we believe that the GMP certification and  high quality of our products, coupled with the new SFDA product filing and registration policy, which provides, so long as no other company within our immediate pharmaceutical industry produces a product superior to ours in terms of current advances and product breakthroughs, protection to formulas and production techniques of our approved products, prohibits producing and selling similar products without the SFDA’s approval, and thus other companies are prevented from producing and distributing new products that would compete directly with ours.  As a result of the aforementioned, the bad debt provision, obsolete stock provision and impairment of intangible assets for the year ended June 30, 2009 was US$ 73,539, US$ 138,259 and US$ 431,344 respectively.”

4.
We believe that MD&A could be significantly improved as it does not appear to address many of the item requirements in Item 303 of Regulation S-K. Please revise your MD&A. In doing so, please consider the requirements of Item 303 as well as the Release Nos. 33-6835 and 33-8056. In addition, please revise to address the following:

•
The reason revenues increased from $33.4 million for fiscal 2008 to $42.9 million for fiscal 2009 and are anticipated to increase to $63.3 million for fiscal 2010 and $113.3 million for fiscal 2011. Quantify the reason for changes in sales related to price changes separately from increases in quantity sold.

•
The reason for the significant increase in accounts receivable from June 30, 2009 to December 31, 2009 and factors that you considered in reducing the allowance for doubtful accounts during this period.

•
Expand your disclosure regarding your planned expansion of the regional distribution network and your direct sales force to support your anticipated revenue growth in fiscal 2010 and 2011 to explain the timing and effect of this expansion on your results of operations and financial positions.

•	The factors that have allowed you to maintain a low level of accounts receivable relative to your growth in revenues, such as those governing the timing and certainty of customer payments.
•
The factors that have caused changes in your gross profit percentage e.g. 43.8% for fiscal 2008, 49.8% for fiscal 2009 and 52% for the six months ended December 31, 2009. Quantify changes in gross profit related to price changes separately from cost changes and product mix.

•	The factors that have allowed you to maintain a relatively low level of inventory relative to your growth in production.
•
The nature of your production and manufacturing facilities e.g. locations and capacity. Explain the factors that your considered in concluding that, as you have disclosed, these facilities will be adequate to meet your operational requirements for the next five years. Quantify the unutilized capacity at December 31, 2009.

•
Explain the factors that you considered in concluding that, as you have disclosed, planned improvements to these facilities will increase your margins and reduce your cost of revenue. Quantify the expected increase in your margins.

Response: Pursuant to your comment, management utilized Item 303 of Regulation S-K as well as the Release Nos. 33-6835 and 33-8056 to disclose each item listed in your comment. Therefore, the response to each item is as follows:

•
We revised our disclosure to state that our revenues are anticipated to increase to $63.3 million for fiscal 2010 and $113.3 million for fiscal 2011. In our forecast we assume that the price will remain the same and all revenue growth will come from increases in sales. We have used a bottom-up approach to estimate the sales of each major drug or major category of drugs. As such, the opening paragraphs of the Fiscal Year 2010 Financial Guidance section will be as follows:

“We are forecasting continued robust growth for our 2010 and 2011 fiscal year.   Given current positive trends we anticipate that our revenues could increase to $63.3 million and $113.3 million for fiscal 2010 and 2011, respectively, representing revenue growth of approximately 48% and 79%. We expect the increase in sales for the 2010 fiscal year to come from the increase in sales of Ginkgo Mihuan Oral Liquid and our new products.  In 2011, our new joint ventue, Jaingchuan, is expected to contribute a majority of our growth. In our forecast we assume that the price will remain the same and all revenue growth will be attributable to increases in sales. We use a bottom-up approach to estimate the sales of each major drug or major category of drugs as below:

Factory	Products	2009 Revenue (in millions)	2010 Revenue (in millions)	2011 Revenue (in millions)
Tianyin	Ginkgo Mihuan Oral Liquid	11.65	22	26.4
	Apu Shuangxin	10.38	10	9.8
	Qingrejiedu Oral Liquid	3.37	4	4.5
	New products		9.35	11.4
	Other existing products	17.49	14.45	24.08
	Sub Total	42.89	59.8	76.18

Jiangchuan	Antibiotics		3.5	37.12
	Total	42.89	63.3	113.3

During fiscal year 2010, we expect to generate a potential minimum net income of approximately $10.38 million, representing net income growth of approximately 30%, as compared to our fiscal year end 2009.  Our main products during fiscal year 2010  will be Yiqing Capsules, Compound Dantong Capsules, Tongbianling Capsule, Child Qingrezhike Oral Liquid, Baotailing Tablets, Duyiwei Dispersible Tablets, Tongqiao Biyan Tablets, Huganning Tablets, Laonian Kechuan Tablets, Simvastatin Tablets and Mycophenolate Mofetil Capsule. Management estimates that sales of the Company's flagship product, Ginko Mihuan, should grow by approximately 89% to $22 million in fiscal 2010.  Forecasted net income does not include non-cash expenses associated with stock compensation plans, stock option expenses and/or future interest expense.”

In addition, we revised our disclosure to explain the reason revenues increased from $33.5 million for fiscal 2008 to $42.9 million for fiscal 2009. Our prices remain the same as fiscal 2008 and all revenue growth comes from increases in sales. We used a bottom-up approach to list the sales of each major drug or major category of drugs. As such, the revised Revenue section of the Comparison of results for the fiscal years ended June 30, 2009 and 2008 will be as follows:

“Revenue.  Total revenue was approximately US$42.9 million for the fiscal year ended June 30, 2009 as compared to approximately US$33.5 million for the fiscal year ended June 30, 2008, an increase of approximately US$9.4 million or 28%. The increase in our revenue was primarily the result of our recent sales and marketing efforts.  Specifically, our revenue growth was attributable to our sales channel expansion efforts that increased our market penetration of our current products. Management believes that our emphasis on broadening our product pipeline coupled with our continued sales channel expansions, along with our enhanced sales and marketing efforts and our continued expansion of our production facility should continue to yield significant revenue growth in our fiscal year 2010 and beyond. Our prices remain the same as fiscal 2008 and all revenue growth comes from increases in sales. We used a bottom-up approach to list the sales of each major drug or major category of drugs as below:

Factory	Products	2008 Revenue (in millions)	2009 Revenue (in millions)
Tianyin	Ginkgo Mihuan Oral Liquid	8.56	11.65
	Apu Shuangxin	6.32	10.38
	Qingrejiedu Oral Liquid		3.37
	Azithromycin Dispersible Tablets	0.02
	Other existing products	18.56	17.49
	Sub Total	33.46	42.89

Jiangchuan	Antibiotics
	Total	33.46	42.89

•
Your comment requested that we clarify how management calculated the allowance for doubtful accounts for the period between June 30, 2009 and December 31, 2009. However, since this period is not covered by the 10K at issue, we do not believe the following disclosure is appropriate to include in the amendment to such 10K. We will include a similar and appropriate explanation in the amendment to our 10Q for the quarter ended December 31, 2009, which we file as soon as possible after further review with our auditors.

“Bad debts at December 31, 2009 and June 30, 2009 were US$ 172,182 and US$ 171,947respectively. The minor difference between these two numbers is attributable to the foreign currency translation, rather than a substantive change to the bad debt reserve. Based on its assessment of the credit history with customers having outstanding balances and current relationships with them, management makes conclusions whether any realization of losses on balances outstanding at the end of the fiscal year will be deemed uncollectible based on the age of the receivables. As such, we reserves 1% of accounts receivable balances that have been outstanding less than one year, 50% of accounts receivable balances that have been outstanding between one year and two years, and 100% of receivable balances that have been outstanding more than two years. When accounts receivable is determined to be uncollectable, we will directly offset the bad debts. Therefore, the bad debts reserve is the same on the company’s interim financial reporting.”

We will also review the 10Q for the period ended December 31, 2009 and we will revise accordingly to describe the reasons for the significant increase in accounts receivable and the factors that we consider in reducing allowance for doubtful accounts.

However, based on this comment and comment number 2, we did recognize that we could revise the disclosure regarding our accounting estimate for Accounts Receivable and Bad Debt Reserve in this amendment to our 2009 10K. As such and described above,we revised the disclosure as follows:

“Accounts Receivable and Bad Debt Reserve

Accounts receivable are stated at the amount management expects to collect from balances outstanding at the end of the period. Sales of goods are subject to revenue recognition condition. Even if we have not received the payment, they should be recognized as revenue and increase accounts receivable accordingly. Based on its assessment of the credit history with customers having outstanding balances and our current relationships with such customers, management decides whether any realization of losses on balances outstanding at the end of the period will be deemed uncollectible based on the age of the receivables. As such, we reserves 1% of accounts receivable balances that have been outstanding less than one year, 50% of accounts receivable balances that have been outstanding between one year and two years, and 100% of receivable balances that have been outstanding for more than two years. The allowance for doubtful accounts at June 30, 2009 and 2008 was $171,947 and $90,064, respectively.

Accounts receivable was approximately US$5.6 million for the fiscal year ended June 30, 2009 as compared to approximately US$4.5 million for the fiscal year ended June 30, 2008, an increase of approximately US$1.2 million or 26%. Compared to the growth rate of 28% in revenue, this relatively low growth rate is mainly attributable to our tight credit controls.  We only grant credit to customers with proven sales records and all credit sales must be approved by the CEO and the Vice President of Accounting.  Moreover, we conduct a credit review at least annually for each of our customers that we grant credit.  In addition, we have an internal policy that requires finance staff and sales personnel to closely monitor the collection and credit status of each client with credit.  If the credit sales exceed the credit granted to a customer, or the account receivable is over 60 days, we will suspend all sales to that customer until we receive their payments and their account is brought current. Customers without any sales history must pay prior to the shipment of goods.”

Below is an explanation for the significant increase in accounts receivable from US $5,620,519 as of June 30, 2009 to US $8,642,875 as of December 31, 2009.  However, since this period is not covered by the 10K at issue, we do not believe the following disclosure is appropriate to include in the amendment to such 10K.  We will include a similar and appropriate explanation in our next 10K.

The accounts receivable at December 31, 2009 and June 30, 2009 was US$8,642,875 and US$5,620,519, respectively. The increase in our accounts receivable was materially due to a significant increase in sales. During the quarter ended December 31, 2009, sales revenue was US$14.9 million, as compared to US$13.3 million during the quarter ended June 30, 2009. In addition, we conducted a credit review on our customers in July 2009. After the credit review, we increased our number of customers with credit sales. Due to our periodic review of customers using credit, we believe our credit risk remains under control and do not have any significant changes.”

We will also review the 10Q for the period ended December 31, 2009 and we will revise accordingly.

•
We expanded our disclosure regarding our planned expansion of the regional distribution network and our direct sales force to support our anticipated revenue growth in fiscal 2010 and 2011. We specifically disclosed the timing and effect of this expansion on our results of operations and financial positions. As such, we inserted the following language into the Development and growth strategy section.

“Previously, our distribution network primarily covered the capital cities and economically developed areas in China, such as Jiangsu, Shanghai and Zhejiang. According to our statistics, we only covered about 40% of the cities in China, and this number was even lower for counties and rural area. In fiscal 2010 and 2011, we plan to expand our distribution network to 200 cities out of a total of 334 cities, 1000 counties out of a total of 1735 counties, accounting for approximately 65% of the total counties in China, while also expanding our network to rural areas of China. We expect to reach 150 cities and 700 counties by August 2010 and further expand to 200 cities and 1000 counties by December 2010.

We plan on adjusting our existing direct sales force, expanding the area covered by each sales staff, replacing a number of sales personnel and hiring additional 10% sales force. This expansion plan will help us to achieve our sales revenue and net income target of 2010 and 2011. We expected our sales revenue to increase about 30% in both 2010 and 2011.”

•
We revised our disclosure to list the factors that allowed us to maintain a low level of accounts receivable relative to our growth in revenues, mainly our tight credit controls. As such, we have inserted the following language into the Accounts Receivable and Bad Debt Reserve section under Critical Accounting Policies and Estimates:

“Accounts receivable was approximately US$5.6 million for the fiscal year ended June 30, 2009 as compared to approximately US$4.5 million for the fiscal year ended June 30, 2008, an increase of approximately US$1.2 million or 26%. Compared to the growth rate of 28% in revenue, this relatively low growth rate is mainly attributable to our tight credit controls.  We only grant credit to customers with proven sales records and all credit sales must be approved by the CEO and the Vice President of Accounting.  Moreover, we conduct a credit review at least annually for each of our customers that we grant credit.  In addition, we have an internal policy that requires finance staff and sales personnel to closely monitor the collection and credit status of each client with credit.  If the credit sales exceed the credit granted to a customer, or the account receivable is over 60 days, we will suspend all sales to that customer until we receive their payments and their account is brought current. Customers without any sales history must pay prior to the shipment of goods.”

•
We revised our disclosure to explain the factors that caused changes in our gross profit percentage of 43.8% for fiscal 2008 and 49.8% for fiscal 2009 and quantified changes in gross profit related to price changes separately from cost changes and product mix. As such, the revised disclosure of the Gross Profit section will be as follows:

 “Gross profit.  As a result of the above, gross profit for the fiscal year ended June 30, 2009 was approximately 49.8%, 43.8% for the fiscal year ended June 30, 2008. The increase on our gross margin is mainly due to the product mix optimization.  During the fiscal year 2009, we produced more products with high gross margin, such as Ginkgo Mihuan Oral Liquid and Apu Shuangxin, while reducing the production of low gross margin products, such as Qingrejiedu Oral Liquid and Hugan Tablets. The price change has very limited impact on our gross margin.  It only accounts for 1.4% of the gross margin increase.”

We will also review the 10Q for the period ended December 31, 2009 and we will revise accordingly to explain for increase in gross profits.

•
We revised our disclosure to clarify the factors that allow us to maintain a relatively low level of inventory relative to our growth in production. As such, the revised disclosure of the Inventory section will be as follows:

 “Inventory

We recognize inventory when the realization of the economic benefits is probable and the cost of inventories can be reliably determined. Ending inventory is stated at the lower of cost or market at the balance sheet date. Subsequent measurement of inventory uses the "lower of cost and net realizable value" accounting principle which is related to the historical cost and net realizable value on accounting measurement basis. Inventory is determined using the weighted-average cost method. Provisions are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value. Management continually evaluates the recoverability based on assumptions about customer demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. The inventory reserve at June 30, 2009 and 2008 was $138,259 and $-0-, respectively.  The inventory reserve was for obsolete raw material with carrying value less than the net realizable value.

Two major factors account for our low level of inventory relative to our growth in production. Firstly, we have optimized our product portfolio to contain more products with higher gross margin.  As a result, the increase in inventory is lower than the increase in revenue.  Secondly, after adopting lean production processes, we have increased our product turnover by shortening the business cycle between accepting orders and delivering products.”

•
We reviewed our disclosure and recognized that we did not accurately explain how our facilities will be adequate to meet our operational requirements for the next five years. We believe that our current facilities, including land available for expansion, provides sufficient space for the growth we anticipate over the next 5 years.  However, as demand for our products increase, we will need to purchase new equipment and production lines to fill our facilities with the appropriate number of such lines to meet the demand. As such, we have revised our disclosure on page 38 regarding the facilities as follows:

“An important aspect to support our growth strategy is to meet the increasing demand from our customers and enhance production and sales infrastructure.  As part of the use of proceeds from our private placement financing, we built production facilities on the vacant land of our current premises to accommodate our growth.  The new production plant project should enhance our overall production capacity.  Currently, we estimate that the new facilities should allow us to increase production activity threefold.  We estimated our expenditure on this project at approximately $5 million.  The capital required for the expansion of our facilities was sourced from our $15.2 million financing completed in January 2008. The planned Gross Floor Area (GFA) is about ten thousand square meters with modern state-of-the-art manufacturing equipment. Construction started in July 2008 and trial operations commenced in May 2009. By the end of June 2009, construction of our new plant was completed. The facility has recently passed GMP (Good Manufacturing Practice) certification and it has started mass production. Management estimates that the new capacity could dramatically increase our revenues as we bring on line the additional production capacity. Based on the foregoing, we believe that our current facilities, including land available for expansion, will be sufficient for the growth we anticipate over the next 5 years.  However, as demand for our products increases, we will need to purchase new equipment and production lines to fill our facilities with the appropriate number of such lines to meet the demand.”

Your comment requested that we quantify the unutilized capacity at December 31, 2009. However, since this period is not covered by the 10K at issue, we do not believe the following disclosure is appropriate to include in the amendment to such 10K. We will include a similar and appropriate explanation in our next 10K.

“We assume our facilities operate eight hours per day and based on our existing facilities, the unutilized capacity as of December 31, 2009 was 15% of our total capacity. According to the market demand, management will add facilities, use high-efficiency equipment, increase employees’ working hour or extend hours of operation. ”

We will also review the 10Q for the period ended December 31, 2009 and we will revise accordingly to disclose the unutilized capacity.

•
We revised our disclosure to state that we believe we should be able to further improve our margins and further reduce our cost of revenue by continuing to expand our efforts to increase our sales mix with a greater number of higher margin products and by continuing to enhance our production efficiency through streamlining our production processes and enhancing our equipment.  In addition, we quantified the expected increase in our margins of as much as 3%. Therefore, the revised Cost of Revenue section will be as follows:

 “Cost of Revenue.  Cost of revenue for the fiscal year ended June 30, 2009 was approximately US$21.5 million or 50.2% of revenue as compared to US$18.8 million or 56.2% of revenue for the fiscal year ended June 30, 2008. Our cost of revenue is primarily composed of the costs of direct raw materials, labor, depreciation and amortization of manufacturing equipment and facilities, and other overhead. The decrease in our cost of revenue was materially due to an increase in higher margin products in our sales mix along with enhanced cost control processes that we implemented that yielded greater efficiencies in our production and manufacturing processes.  We believe we should be able to further improve our margins and further reduce our cost of revenue by continuing to expand our efforts to increase our sales mix with a greater number of higher margin products and by continuing to enhance our production efficiency through streamlining our production processes and enhancing our equipment.  We expect higher production efficiency will increase our margins by as much as 3%.”

Note 5. Intangible Assets, page 59

5.
Tell us the nature of the costs being capitalized as approved drugs including the additions to this asset as shown on the statement of cash flows of $3.7 million and $2.4 million in 2008 and 2009, respectively. Disclose the event(s) which triggered the impairment of $431,000 in 2009. Disclose the amount of intangible assets not subject to amortization as required by ASC Topic 350-30-50-1 and the estimated aggregate amortization expense for each of the five succeeding fiscal years as required by ASC Topic 350-30-50-2. Explain to us why you believe these assets have indefinite lives and do not need to be amortized.

Response: Pursuant to your comment, we revised our disclosure to explain the nature of the costs being capitalized as approved drugs including the additions to this asset as shown on the statement of cash flows of $3.7 million and $2.4 million in 2008 and 2009, respectively. We also explained why we believe that Traditional Chinese Medicine have indefinite lives and do not need to be amortized. In addition, we disclosed the events triggered the impairment of $431,000 in 2009. As such, the revised Note 5 Intangible Assets will be as set forth below.

Pursuant to your comment, management utilized ASC Topic 350-30-50-1 to present the amount of intangible assets not subject to amortization. According to ASC Topic 350-30-50-1, for intangible assets not subject to amortization, the total amount assigned and the amount assigned to any major intangible asset class shall be disclosed in the notes to the financial statements in the period of acquisition. As such, the amount of intangible assets not subject to amortization as of June 30, 2009 was 8,416,905, which is the intangible assets value of Traditional Chinese Medicine.

Management has applied ASC Topic 350-30-50-2 to disclose the estimated aggregate amortization expense for each of the five succeeding fiscal years. According to ASC Topic 350-30-50-2,   the estimated aggregate amortization expense for each of the five succeeding fiscal years shall be disclosed in the financial statements or the notes to the financial statements for each period for which a statement of financial position is presented. Therefore, we have revised our disclosure to include this information.

“NOTE 5– INTANGIBLE ASSETS

Intangible assets at June 30, 2009 and 2008 consist of the following:

	June 30, 2009	June 30, 2008

Rights to use land	$1,450,350	$1,444,410
Approved drugs
Traditional Chinese Medicine subject to impairment	8,416,905	7,059,751
Non Traditional Chinese Medicine	2,708,785	2,042,600
Total approved drugs	11,125,690	9,102,351
Intangible assets	12,576,040	10,546,761
Less: accumulated amortization	538,557	239,007

Total	$12,037,483	$10,307,754

We have developed a collaborative partnership model for the research and development of our products.  We believe this model is cost effective, highly efficient and has a shorter development cycle.  We have built stable R&D cooperation relations with some of the most prestigious research and development institutions in China, including China Pharmaceutical University, Sichuan University-affiliated West China Center of Medical Sciences, and Shaanxi University of Chinese Medicines.

Additions to intangible assets-drug in 2009 and 2008 were $2.4 million and $3.7 million, respectively. These are the costs incurred with the development of new medicine and have been paid to our Research & Development partners.  For the medicine we purchase, our partners provide us with the formula, production techniques, quality standard, testing records, ingredient analysis and product comparison.  In addition, our partners support us in attaining the approval from SFDA.  When the new drug gets the SFDA’s approval, we capitalize all the related costs.

Approved drugs could be separated into two groups: Traditional Chinese Medicine (TCM) and Non Traditional Chinese Medicine (NTCM). The useful life of the TCM is considered to be indefinite because no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life. The term indefinite does not mean infinite. Unlike western medicine, the formula of Chinese medicine is not developed based on modern science.  Once the formula proves effective, it is used for hundreds of or even thousands of years.  For example, the formulas developed by Dr. Tuo Hua and Dr. Zhongjin Zhang approximately two thousand years ago are still very popular today.  In addition, once the Chinese medicine is approved by the government, it is allowed to be produced and sold unless the government receives complaints from users. Therefore, TCM are not subject to amortization and impairment test should be conducted at least annually to determine if the carrying value of the asset is impaired. On June 30, 2009, we conducted an impairment test on all the traditional Chinese medicines using the "the lower of discounted cash flow and current book value" method.  Pursuant to that test, we found that the discounted cash flow of Huganning Tablets, Xiaoyanlidan Tablets and Qianbobiyan Tablets are lower than their book value. As such, we recorded the impairment of $431,000 in 2009 for these three medicines. Therefore, the amount of intangible assets not subject to amortization as of June 30, 2009 was 8,416,905. NTCM drugs are amortized on a straight-line basis over their estimated useful life of 10 years. Amortization expense for the fiscal years ended June 30, 2009 and 2008 was $298,567 and $70,865, respectively. And the estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

For the year ended June 30, 2010                                                                          415,910
For the year ended June 30, 2011                                                                          499,090
For the year ended June 30, 2012                                                                          598,913
For the year ended June 30, 2013                                                                          678,588
For the year ended June 30, 2014                                                                          766,588”

In addition, we revised our disclosure of Intangible Assets in Note 2 to further explain why we believe that Traditional Chinese Medicine have indefinite lives and do not need to be amortized. The revised Intangible Assets section in Note 2 is as follows:

“INTANGIBLE ASSETS

Intangible assets are comprised of approved drugs and rights to use land. Intangible assets are carried at cost, less related accumulated amortization. Intangible assets representing approved drugs are separated into two groups: Traditional Chinese Medicine (TCM) and Non Traditional Chinese Medicine (NTCM). TCM are subject to impairment tests at least annually to determine if the carrying value of the asset is impaired. NTCM drugs are amortized on a straight-line basis over their estimated useful life of 10 years. The useful life of the TCM is considered to be indefinite because no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life. The term indefinite does not mean infinite.

Rights to use land with a finite useful life is being amortized on a straight line basis over its estimated useful life of 50 years.”

Item 11. Executive Compensation
Compensation of Directors, page 74

6.
Please disclose compensation paid to directors for the fiscal year ended June 30, 2009. Please note the disclosure should be presented in the tabular format prescribed by Item 402(r) of Regulation S-K.

Response: Pursuant to your comment, we reviewed our current director compensation disclosure, and pursuant to Item 402(r) of Regulation S-K, included the following table under the narrative disclosure:

Name	Fees Earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Jianping Hou	12,000	0	0	0	0		12,000
Zunjian Zhang	12,000	0	0	0	0		12,000
James T. McCubbin	36,000	0	27,305 (1)	0	0		63,3305
Stewart Shiang Lor	0	0	0	0	0		0

(1)
Pursuant to his agreement to serve as our Audit Committee Chairman, Mr. McCubbin was granted 36,000 stock options on February 28, 2008, that vest on a 1/12 monthly basis over a twelve month period beginning on the grant date.  The exercise price of the options is $2.80, which represents the Fair Market Value of our common stock on February 28, 2008.   The fair value of the option grant is estimated on the measurement date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the year ended June 30, 2009: expected volatility of 157.86% and risk-free interest rate of 1.99%.  Accordingly, the options were valued at approximately $40,957; however, due to the vesting schedule, only 2/3, i.e. approximately $27,305 was recognized in the fiscal year ending June 30, 2009.

Item 15. Exhibits and Financial Statement Schedules, page 80

7. Please file as an exhibit the form of option agreement relating to the stock options issued on January 16, 2008 in connection with the Share Transfer Agreement.

Response: There is no form of option agreement relating to the stock options issued on January 16, 2008 in connection with the Share Transfer Agreement (the “Agreement”), which we filed as Exhibit 10.5 to the Current Report on Form 8-K that we filed on January 18, 2008.  The option was granted through, and by virtue of the Agreement; there were no separate option agreements distributed or entered into.  Pursuant to the Agreement, Transferees are to deliver an Exercise Notice (which is included as Schedule B to Exhibit 10.5) if and when they want to exercise the option.  Therefore, we do not believe there are any other exhibits to file regarding the Agreement.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the Form 10-K or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

cc: Guoqing Jiang
CEO
Tianyin Pharmaceutical Co., Inc.